SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934


               INTELIDATA TECHNOLOGIES CORPORATION
                        (Name of Issuer)

                          COMMON STOCK
                   ($.001 par value per share)
                 (Title of class of securities)

                            45814T 107
                         (CUSIP NUMBER)

                   WorldCorp Investments, Inc.
                         WorldCorp, Inc.
                      The Hallmark Building
                        13873 Park Center
                     Herndon, Virginia 20171
                 Attention:  Andrew M. Paalborg
                   Telephone No. 703-834-9410
   (Name, address and telephone number of person authorized to receive notices and communications)

                            Copy to:
                         David M. Carter
                        Hunton & Williams
                      951 East Byrd Street
                    Richmond, Virginia 23219

                        November 7, 1996
     (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
          schedule because of Rule 13d-1(b)(3) or (4),
                  check the following box [  ].

                       Page 1 of 10 Pages

                 Exhibit Index appears on page 9
PAGE

CUSIP NO.  45814T 107                13D             Page 2 of 10 Pages


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              WorldCorp Investments, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   X
                                                                 (b)
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                [    ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


NUMBER OF           7        SOLE VOTING POWER

SHARES                       -0-

BENEFICIALLY        8        SHARED VOTING POWER
                             9,179,273 shares consisting of 9,179,273 shares
OWNED BY                     owned of record by WorldCorp Investments, Inc.

EACH                9        SOLE DISPOSITIVE POWER

REPORTING                     -0-

PERSON WITH        10        SHARED DISPOSITIVE POWER
                             9,179,273 shares consisting of 9,179,273 shares owned of record by WorldCorp Investments, Inc.


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,179,273 shares consisting of 9,179,273 shares owned of record by WorldCorp Investments, Inc.

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             [    ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.9%

14   TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE

CUSIP NO.   45814T 107               13D               Page 3 of 10 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     WorldCorp, Inc.
     94-3040585

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)    X
                                                              (b)
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                             [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


NUMBER OF           7        SOLE VOTING POWER

SHARES                       - 0 -

BENEFICIALLY        8        SHARED VOTING POWER
                             9,179,273 shares consisting of 9,179,273 shares
OWNED BY                     owned of record by WorldCorp Investments, Inc.

EACH                9        SOLE DISPOSITIVE POWER

REPORTING                    - 0 -

PERSON WITH        10        SHARED DISPOSITIVE POWER
                             9,179,273 shares consisting of 9,179,273 shares owned of record by WorldCorp Investments, Inc.


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,179,273 shares consisting of 9,179,273 shares owned of record by

        WorldCorp Investments, Inc.

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                              [   ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        28.9%

14      TYPE OF REPORTING PERSON*

        HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE
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Item 1.   Security and Issuer.

     This Statement relates to the common stock, $.001 par value per share (the "Common Stock"), of InteliData Technologies Corporation, a Delaware corporation (the "Issuer"), having its principal offices at 13100 Worldgate Drive, Suite 600, Herndon, Virginia 20170.

Item 2.   Identity and Background

     This statement is filed by WorldCorp Investments, Inc. ("WorldCorp Investments"), a Delaware corporation and wholly owned subsidiary of WorldCorp, Inc., a Delaware corporation ("WorldCorp" and together with WorldCorp Investments, the "Reporting Persons"). WorldCorp was organized in March 1987 to serve as the holding company for World Airways, Inc., a Delaware corporation, which was organized in March 1948 and is the predecessor to WorldCorp. WorldCorp Investments was organized in August 1991 to hold Worldcorp's ownership interest in US Order, Inc. ("US Order"), a Delaware corporation and predecessor to the Issuer. The Issuer will concentrate on three markets: (i) in the electronic commerce business, the Issuer markets its bill payment and home banking products to financial institutions; (ii) in the consumer telecommunications devices business, the Issuer offers a revolutionary smart telephone and an integrated line of caller identification products through both telephone companies and retailers; and (iii) in the on-line services business, the Issuer delivers information services to users of smart telephones, digital PCS phones, alphanumeric pagers and personal digital assistants. The Reporting Persons own approximately 28.9% of the outstanding shares of the Issuer. The Reporting Persons' principal place of business and principal executive offices are located at 13873 Park Center Road, Suite 353, Herndon, Virginia 20171.

     The (a) name, (b) residence or business address and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of the Reporting Persons are set forth in
Exhibit 2 hereto, which exhibit is incorporated herein by reference. To the best knowledge of the Reporting Persons, each such executive officer and director is a citizen of the United States.

     During the last five years, neither the Reporting Persons, nor, to the best of their knowledge, any executive officer or director of the Reporting Persons, has (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceedings such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     As described in the Registration Statement on Form S-4 (the "Registration Statement") (File No. 333-11081), filed with the Securities and Exchange Commission (the "SEC") on August 29, 1996, as amended and declared effective October 9, 1996, on November 7, 1996, US Order, which has operated as a majority owned subsidiary of WorldCorp Investments

                                     -4-
PAGE
and Colonial Data Technologies Corp. ("Colonial Data"), a Delaware corporation, each were merged with and into the Issuer (the "Mergers").

     The Registration Statement is attached hereto as Exhibit 3. Pursuant to the Registration Statement, each share of the common stock of US Order and each share of the common stock of Colonial Data was exchanged for one share of Common Stock. This Schedule 13D reflects the Reporting Person's ownership of 9,179,273 shares of Common Stock as a result of the consummation of the Mergers.


Item 4.   Purpose of Transaction.

     The Reporting Persons own approximately 28.9% of the outstanding Common Stock. Accordingly, the Reporting Persons will be in a position to influence the policies and affairs of the Issuer.

     Except for any changes that have been effected and are described in the Registration Statement and except as set forth above and below, neither the Reporting Persons, nor to the knowledge of such person, any executive officer or director of the Reporting Persons, has any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national Securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

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     (i)  a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to those enumerated above.

     Notwithstanding the foregoing, the Reporting Persons may formulate plans or proposals with respect to one or more of the foregoing in the future.

     The Reporting Persons and the executive officers and directors of the Reporting Persons reserve the right to purchase or sell additional shares of the Common Stock, at any time, without further notice or prior amendment to this Schedule 13D. The Reporting Persons also reserve the right to change their intentions with respect to any or all of the foregoing and their right to act either alone or together with any other person or group.

Item 5.   Interest in Securities of the Issuer.

     The Reporting Persons beneficially own 9,179,273 shares of Common Stock, representing approximately 28.9% of the outstanding shares of Common Stock.

     Except as described in Item 3 of this Schedule 13D and in the Registration Statement, the Reporting Persons have not had any transactions in the Common Stock within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons have agreed pursuant to an Affiliate's Agreement, dated as of November 7, 1996, that, without the prior written consent of the Company, they will not transfer, sell, cause the sale or other disposition of or contract to transfer, sell or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, to register any shares of the Issuer's capital stock or any securities convertible or exchangeable into shares of capital stock of the Company during the length of time required pursuant to Rule 145 of the Securities Act of 1933, as amended, following the effective date of the Mergers.

     Other than the Affiliate's Agreement and except as described in the Registration Statement, neither the Reporting Persons, nor, to the best of their knowledge, any of the executive officers or directors of the Reporting Persons, is a party to any contract, arrangement, understanding or relationship regarding the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding or proxies, with any person with respect to any securities of the Issuer.

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Item 7.   Material to be Filed as Exhibits.

     Exhibit 1 Agreement between the Reporting Persons with respect to the filing of this Schedule 13D.

     Exhibit 2 Directors and Executive Officers of the Reporting Persons.

     Exhibit 3 Registration Statement on Form S-4 (Incorporated herein by reference to Registration Statement on Form S-4, as amended, (No. 333-11081) filed with the Commission on August 29, 1996).

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                                  SIGNATURE


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                              WORLDCORP INVESTMENTS, INC.



Date:November 22, 1996        By:  /s/ T. Coleman Andrews, III
                                   T. Coleman Andrews, III
                                   President and Chief Executive Officer


                              WORLDCORP, INC.



Date:November 22, 1996        By:  /s/ Mark S. Lynch
                                   Mark S. Lynch
                                   Vice President and Chief Financial Officer

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                                EXHIBIT INDEX

Exhibit No.                   Description                   Page

 1 Agreement between the Reporting Persons with respect to the filing of this Schedule 13D. . . 10

 2             Directors and Executive Officers of the Reporting
               Persons . . . . . . . . . . . . . . . . . . . . 11